# REVIWED FINANCIAL STATEMENTS

Immersed, Inc.
Period Ending on December 31, 2018 and
December 31, 2019
With Independent Accountant's Review Report

# JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

## IMMERSED, INC

## Reviewed Financial Statement
## Period Ended December 2018 and 2019

## CONTENTS

# Report of Independent Auditors

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Immersed, Inc (a corporation), which comprise the balance sheet as of December 31st, 2019 and 2018, and the related consolidated statements of income, changes in shareholder's equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

July 25, 2020

---

*See independent accountant's review report and accompanying notes to financial statements.*

IMMERSED, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 2019 AND 2018

*IMMERSED, INC*
*BALANCE SHEETS*
*FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018*

| | | 2019 | 2018 |
|---|---|---|---|
| **ASSETS** | | | |
| CURRENT ASSETS | | | |
| Cash and cash equivalents | $ | 2,682 | 383,072 |
| Accounts Receivable (A/R) | $ | 66 | 304 |
| Prepaid - Other | $ | 1,818 | 1,274 |
| Total current assets | | 4,566 | 384,651 |
| LONG TERM ASSETS | | | |
| Fixed Assets | $ | 10,748 | 10,788 |
| Total Long Term Assets | | 10,748 | 10,788 |
| **TOTAL ASSETS** | $ | 15,315 | 395,439 |
| CURRENT LIABILITIES | | | |
| Accounts Payable | $ | (811) | 66 |
| Payroll Accrual | | 61,777 | 11,587 |
| Total current liabilities | | 60,982 | 11,653 |
| LONG TERM LIABILITIES | | | |
| Long Term Loans | $ | 755,000 | 755,000 |
| Loan Accrued Interest | $ | 70,501 | 32,751 |
| Total long-term liabilities | | 825,501 | 787,751 |
| TOTAL LIABILITIES | | 886,483 | 799,405 |
| SHAREHOLDERS' EQUITY | | (871,168) | (403,965) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 15,315 | 395,439 |

*See independent accountant's review report and accompanying notes to financial statements.*

***IMMERSED, INC***
***STATEMENTS OF INCOME***
***FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018***

|  | 2019 | 2018 |
|---|---|---|
| **REVENUE** | | |
| Sales | $ 6,015 | - |
| Asset Acquisition | - | - |
| Total operating income | 6,015 | - |
| | | |
| **COST OF GOODS SOLD** | | |
| Cost of Goods Sold | - | (3,377) |
| | | |
| **GROSS PROFIT** | 6,015 | (3,377) |
| | | |
| **OPERATING EXPENSES** | | |
| Payroll (Salary/Contractors) | 357,381 | 243,151 |
| Employer Payroll Tax Burden | 22,963 | 15,662 |
| Worker's Compensation | 359 | 469 |
| Gusto Fee (Payroll) | 1,199 | 834 |
| Advertising & Marketing | 1,037 | 130 |
| Business Development | 3,789 | 442 |
| Associate Expense | 6,394 | 9,097 |
| Product Software Expense | 6,389 | 1,856 |
| Legal/Tax Service Expense | 7,504 | 13,644 |
| Admin Expense | 9,344 | 1,507 |
| Financial/tax preparation | 15,000 | 0 |
| | | |
| Total operating expenses | 431,365 | 286,794 |
| | | |
| Income from operations | (425,349) | (290,172) |

## DEBT SERVICE

| | | |
|---|---:|---:|
| Loan Interest | 37,749 | 26,845 |
| | | |
| NOL/(NOL) after debt service | (463,099) | (317,018) |

## NON-OPERATING INCOME

| | | |
|---|---:|---:|
| Depreciation – FF&E | 3,103 | 1,456 |
| Tax | 1,000 | 400 |
| | | |
| Total non-operating income (loss) | 4,103 | 1,456 |

| | | | |
|---|---|---:|---:|
| **NET INCOME (LOSS)** | $ | (467,203) | (318,874) |

*IMMERSED, INC*
*STATEMENTS OF STOCKHOLDERS' EQUITY*
*FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018*

| | Total | Common Stock Techstars | Additional Paid-In Capital | Retained Earning Owner Equity |
|---|---|---|---|---|
| *BALANCE, JANUARY 1, 2018* | (85,090) | 20,000 | 0 | (105,090) |
| *NET INCOME* | (318,874) | 0 | 0 | (318,874) |
| *CONTRIBUTION* | 0 | 0 | 0 | 0 |
| *BALANCE, DECMBER 31, 2018* | **$ (403,965)** | **$ 20,000** | **0** | **$ (423,965)** |
| *NET INCOME* | (467,203) | 0 | 0 | (467,203) |
| *CONTRIBUTION* | 0 | 20,000 | 0 | 0 |
| *BALANCE, DECMBER 31, 2019* | **$ (871,168)** | **$ 20,000** | **0** | **$ (891,168)** |

*See independent accountant's review report and accompanying notes to financial statements.*

|  |  | **2019** | **2018** |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: |  |  |  |
| Net income | $ | (467,203) | (318,874) |
| Adjustments to reconcile net income to net cash provided by operating activities: |  |  |  |
| Changes in operating assets and liabilities: |  |  |  |
| Depreciation/Amortization |  | 3,103 | 1,456 |
| Accounts Receivable (A/R) |  | 239 | (200) |
| Inventory |  | - | 3,377 |
| Prepaids |  | (543) | (1,021) |
| Accounts Payable |  | (877) | (567) |
| Payroll Accrual |  | 50,189 | 11,587 |
| Accrued Expenses / Other Liabilities |  | 17 | (9,424) |
| Accrued Interest |  | 37,749 | 26,845 |
| Net cash provided by operating activities |  | (377,325) | (286,821) |
|  |  |  |  |
| CASH FLOWS FROM INVESTING ACTIVITIES: |  |  |  |
| Capital Improvements |  | (3,064) | (4,794) |
| Investments |  | - | - |
| Net cash provided by investing activities |  | (3,064) | (4,794) |
|  |  |  |  |
| CASH FLOWS FROM FINANCING ACTIVITIES: |  |  |  |
| Loans |  | - | 365,000 |
| Net cash provided by financing activities |  | - | 365,000 |
|  |  |  |  |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | $ | (380,389) | 73,384 |
|  |  |  |  |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD |  | 383,072 | 309,687 |
|  |  |  |  |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ | 2,682 | 383,072 |

*See independent accountant's review report and accompanying notes to financial statements.*

NOTE 1:    *ORGANIZATION AND NATURE OF OPERATIONS:*

Immersed, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Texas. The Company was found on January 4th, 2017 and is a software company providing virtual reality offices for remote teams. Currently, the Company's technology is available on Facebook/Oculus. However, the Company is planning to expand onto other platforms in the future.

NOTE 2:    *GOING CONCERNING MATTERS:*

**Basis of Presentation and Use of Estimates:**
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $467,203.56 and $318,874.71 in 2019 and 2018 respectively. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:    *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

**Basis of Presentation:**
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**Significant Risks and Uncertainties:**
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company's product is currently available on limited platforms such as Oculus Quest and Oculus Go, and the Company's long-term success will depend on other tech companies continuing to invest in research and development on those platforms for Virtual Reality technology.

### Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

### Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Texas and Illinois.

The Company has filed corporate tax returns for federal, Texas and Illinois since inception.

The Company sustained a net operating loss of $467,203.56 and $318,874.71 in 2019 and 2018 respectively.

**NOTE 4:    DEBT:**

*Convertible Notes:*
As of December 31, 2019, the Company issued convertible notes to the investors in the aggregate principal amount of $755,000. The convertible notes (i) are unsecured (ii) bear interest rate 5% per annum, (iii) are due on May 17, 2021, and (iv) are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sales of the company or Date of Maturity with discount of 20% to 25% and various valuation cap. Convertible notes outstanding:

| ISSUED | AMOUNT | INTEREST | DISCCOUNT | VALUATION CAP | MATURITY |
|--------|--------|----------|-----------|---------------|----------|
| 01/24/17 | 50,000 | 5% | 25% | None | 5/17/2021 |
| 07/14/17 | 100,000 | 5% | 20% | $3,000,000 | 5/17/2021 |
| 11/17/17 | 340,000 | 5% | 20% | $4,000,000 | 5/17/2021 |
| 10/18/17 | 265,000 | 5% | 20% | $6,000,000 | 5/17/2021 |

*Convertible Notes:*
If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31, 2019, the Company did not enter any SAFE agreements that had been converted into equity. However, the Company entered a SAFE agreement with one investor during 2020 (See Note 8 Subsequent Events).

NOTE 5:     EQUITY:

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

**Common Stock:**
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

NOTE 6:     *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

**NOTE 7:**      *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

**NOTE 8:**      *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before July 25th, 2020, the date that the financial statements were available to be issued.

On April 23, 2020, the Company issued convertible notes to an investor in the principal amount of $950,000. The convertible notes (i) are unsecured (ii) bear interest rate 5% per annum, (iii) are due on May 17, 2021, and (iv) are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sales of the company or Date of Maturity with discount of 20% and various valuation cap. In May 2020, the Company issued SAFE in the amount of $50,000. The Company also started equity crowdfunding through Wefunder in 2020.

Due to COVID-19 pandemic since mid-March, 2020, the company experienced an increase in usage and wider acceptance of VR technology as more companies adapt the idea of working from home. The management do see the company well-positioned to capitalize on a huge opportunity for innovation in VR technology space in the coming years.